UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2016
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of Nordic American Offshore Ltd. (the "Company"), dated May 12, 2016, announcing the Company's dividend and earnings report for the first quarter of 2016.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-208592), which was declared effective on December 31, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: May 19, 2016	By:	/s/ Tor-Øyvind Bjørkli
	Name:	Tor-Øyvind Bjørkli
	Title:	Chief Executive Officer

Exhibit 99.1

Nordic American Offshore Ltd. (NYSE:NAO) 1Q2016 Dividend and Earnings Report

Hamilton, Bermuda, May 12, 2016.

Nordic American Offshore Ltd. ("NAO" or "the Company") became stock listed on the New York Stock Exchange (NYSE) on June 12, 2014.  The operating cash flow1 for NAO was -$2.2m in 1Q2016. NAO is performing well compared with several other companies in the industry which are in financial difficulties. NAO is fully financed up to early 2020. NAO should be differentiated from other companies owning Platform Supply Vessels (PSVs).

We see opportunities to grow the Company. NAO has ten high-quality PSVs built in Norway in the period 2012-2016. Eight of these are now in operation. The NAO Horizon was taken over on April 19, 2016. The vessel is presently at the yard awaiting improved trading conditions. One more vessel is under construction at Vard, Aukra for delivery in June 2016. A specific feature of our vessels is the very low fuel consumption, resulting in low emissions and producing attractive transportation economics. The vessels are also particularly well suited to North Sea operations, where weather conditions can be severe.

As announced on April 27, 2016, NAO has declared a dividend of $0.08 per share for 1Q2016. The record date is May 12, 2016 and the payment of dividend is expected to take place about May 27, 2016.  Since its original establishment in late 2013, NAO has paid dividends for 9 consecutive quarters, totalling $2.49 per share, including the dividend to be paid about May 27, 2016.

The North Sea is the trading area for the Company's PSVs. The fall of oil prices since 3Q2014 is negatively affecting service providers to the oil industry.

Key points to consider:

•	Operating cash flow per share has been: -$0.10 for 1Q2016, $0.00 for 4Q2015 and $0.07 for 1Q2015.

•	Earnings per share (EPS) has been: -$0.30 for 1Q2016, -$0.19 for 4Q2015 and -$0.12 for 1Q2015. EPS does not take into account risk.

•	NAO had at the end of 1Q2016 total net debt of $55.5m for its eight trading ships, or about $6.9m per ship. $62m of its $150m credit facility was drawn. NAO is fully financed up to early 2020.

•	NAO maintains industry leading cash breakeven levels.

1 Operating cash flow is a non-GAAP measure. Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

Financial Information

On April 27, 2016, the Board declared a cash dividend of $0.08 per share for 1Q2016 to shareholders of record as of May 12, 2016. The payment date is on or about May 27, 2016.

The Company's operating cash flow was -$2.2m in 1Q2016. In 4Q2015 and 1Q2015 operating cash flow was -$0.1m and $1.7m, respectively.

Net Income was -$6.3m in 1Q2016. In 4Q2015 and 1Q2015 Net Income was -$4.4m and -$2.9m, respectively.

In our 2015 Annual Report on Form-20F we gave detailed information on the cancellation of a contract for one of our ships which resulted in a cash payment to us of $3.9m in mid-2015.   On a quarterly basis this amount is being booked as an income up to April 2018, or about $0.3m per quarter depending upon currency movements - GBP/USD.

On May 21, 2015, NAO announced a share repurchase program allowing NAO to buy back up to 2.5 million shares in the open market over the next two years. As of this report NAO has repurchased 1,112,507 shares at an aggregate cost of about $6.8m at about $6.07 per share. In addition, NAO purchased 1,571,749 of its own shares in a private transaction on February 17, 2016 at a price of $4.50 per share. NAO currently has a total of 20,747,114 shares outstanding. Nordic American Tankers Limited is the largest shareholder of NAO, owning about 29% of the shares in NAO.

The figures show that the 1Q2016 results were weaker compared with the previous quarter.

As a matter of policy, the Company always focuses on maintaining a strong balance sheet with low net debt. At the end of 1Q2016, net debt per NAO vessel in operation was $6.9m. NAO has in place until early 2020 a non-amortizing credit facility of $150 million, of which $62m has been drawn as of March 31, 2016. Several service companies in our sector are in a difficult financial position.  Going forward, because of its strong financial position and an attractive fleet, NAO sees commercial and strategic opportunities.

We concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly.

For further details on our financial position for 1Q2016, 4Q2015 and 1Q2015, please see later in this release. Our Annual Report 2015 on Form 20-F contains a large amount of information about NAO. This report was filed with the SEC March 23, 2016 and can be found on our web site www.nao.bm.

The Fleet

Our fleet is comprised of ten high-quality PSVs including one further newbuilding to be delivered in June 2016. All our vessels operate in the UK and in the Norwegian sectors of the North Sea. The vessels may operate in either sector or elsewhere. The significant fuel efficiency, and corresponding low emissions of our ships are features attractive for our customers.

The Company's objective is to ensure spot or term employment for the fleet, including for the newbuildings. The specifications of the Company's vessels are by and large the same.

Strategy Going Forward

The main elements of NAO's strategy is based, are quarterly dividends, low debt, low G&A costs, high liquidity in the stock and full transparency.

We work to continue our dividend policy with the objective to achieve a competitively priced risk adjusted cash yield and a positive total return2 over time compared with that of other companies.

NAO is firmly committed to protecting its underlying earnings, dividend potential and strong balance sheet.

We shall endeavor to safeguard and further strengthen the position for our shareholders in a deliberate, predictable and transparent way.

We encourage prospective investors interested in the Offshore Supply Vessel sector to consider buying shares in NAO.

* * * * *

2 Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Twelve Months Ended
	Mar. 31, 2016 (unaudited)	Dec. 31, 2015 (unaudited)	Mar. 31, 2015 (unaudited)	Dec. 31, 2015 (unaudited)[1]
Amounts in USD '000

Net Charter Revenue	4,852	6,684	8,934	34,848

Vessel Operating Costs	(5,952)	(5,713)	(5,959)	(24,580)
General and Administrative Costs	(1,111)	(1,064)	(1,239)	(4,261)
Depreciation Cost	(3,640)	(3,749)	(3,651)	(14,379)
Settlement Loss	0	0	0	0
Operating Costs	(10,703)	(10,526)	(10,850)	(43,220)
Net Operating Loss	(5,851)	(3,842)	(1,916)	(8,372)

Interest Income	2	1	32	34
Interest Costs	(561)	(501)	(284)	(1,807)
Other Financial Income (Costs)	121	(94)	(722)	(699)
Total Other Costs	(439)	(595)	(974)	(2,472)
Net Loss	(6,290)	(4,437)	(2,890)	(10,844)
Basic Loss per Shares	(0.30)	(0.19)	(0.12)	(0.47)
Basic Weighted Average Number of Common Shares Outstanding	21,111,080	22,779,687	23,431,370	23,203,142
Common Shares Outstanding	20,754,286	22,560,531	23,431,370	23,203,142

CONSOLIDATED CONDENSED BALANCE SHEETS

Amounts in USD '000	Mar. 31, 2016 (unaudited)	Dec. 31, 2015 (unaudited)[1]

Cash and Cash Equivalents	6,253	5,339
Accounts Receivable, net	3,445	3,975
Prepaid Expenses	731	385
Inventory	886	794
Other Current Assets	2,315	4,072
Total current assets	13,631	14,565
Vessels, Net	310,067	313,642
Deposit on Contracts for Vessels	7,993	7,993
Other Non-current Assets	1,076	1,167
Total non-current assets	319,137	322,802
Total Assets	332,768	337,367

Accounts Payable	792	641
Accounts Payable, related party	570	596
Other Current Liabilities	4,367	6,498
Total Current liabilities	5,729	7,735
Long-term Debt	62,000	47,000
Other Long-term Liabilities	1,402	1,775
Total Non-current Liabilities	63,402	48,775
Shareholders' Equity	263,637	280,857
Total Liabilities and Shareholders' Equity	332,768	337,367

1 Annual 2015 financial information derived from audited financial statements

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW

	Three Months Ended	Twelve Months Ended
	Mar. 31, 2016	Dec. 31, 2015
Amounts in USD '000	(unaudited)	(unaudited)[1]

Net Cash Provided by (Used in) Operating Activities	(3,278)	5,987

Investment in Vessels	140	(63,529)
Down payment on Contracts	0	(1,693)
Net Cash Provided by (Used in) Investing Activities	140	(65,222)

Net Proceeds from Issuance of Common Stock	0	(17)
Proceeds from Use of Credit Facility	15,000	47,000
Credit Facility Costs	0	(1,217)
Repurchase of Treasury Stock	(8,223)	(5,590)
Cash Dividends Paid to Shareholders	(2,707)	(21,922)
Net Cash Provided by (Used in) Financing Activities	4,070	18,253

Net Increase (Decrease) in Cash and Cash Equivalents	931	(40,982)
Effect of exchange rate changes on Cash	(17)	(78)
Cash and Cash Equivalents at Beginning of Period	5,339	46,398
Cash and Cash Equivalents at End of Period	6,253	5,339

1 Annual 2015 financial information derived from audited financial statements

NORDIC AMERICAN OFFSHORE LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2016 (unaudited)	Dec. 31, 2015 (unaudited)	Mar. 31, 2015 (unaudited)	Dec. 31, 2015 (unaudited)
Net Operating Loss	(5,851)	(3,842)	(1,916)	(8,372)
Depreciation Costs	3,640	3,749	3,651	14,379
Operating Cash Flow (1)	(2,211)	(93)	1,735	6,007

(1) Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Tor-Øyvind Bjørkli, Chief Executive Officer
Nordic American Offshore Ltd.
Tel: +47 90 62 70 14

Jan H. A. Moller, Head of Investor Relations & Financial Manager
Nordic American Offshore Ltd.
Tel: +47 33 42 73 00 or +47 90 11 53 75

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Web-site: www.nao.bm